UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sunrise Communications AG

(Name of Issuer)

Class A Common Shares, par value CHF 0.10 per share

(Title of Class of Securities)

867975 104

(CUSIP Number)

John C. Malone

c/o Liberty Global Ltd.

1550 Wewatta Street, Suite 1000

Denver, CO 80202

(303) 220-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 867975 104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John C. Malone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Common Shares: 5,966,832 (1)
	8	SHARED VOTING POWER 220,296 (2)
	9	SOLE DISPOSITIVE POWER Class A Common Shares: 5,966,832 (1)
	10	SHARED DISPOSITIVE POWER 220,296(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Shares: 5,966,832 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% (1)(2)(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

This amount includes (i) 4,014,676 Class A common shares, par value CHF 0.10 per share (the “Class A Common Shares”), of Sunrise Communications AG, a corporation organized under the laws of Switzerland (the “Issuer”), held by Mr. Malone in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and has the right to revoke the JM Revocable Trust at any time, which was acquired as a result of the spin-off of the Issuer from Liberty Global Ltd., which was completed on November 8, 2024, (ii) 194,682 Class A Common Shares held in a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”) are trustees and to which Mrs. Malone has the right to revoke the LM Revocable Trust at any time, as to which shares Mr. Malone disclaims beneficial ownership and (iii) 1,757,474 Class A Common Shares that would be delivered if the 17,574,746 Class B shares, par value CHF 0.01 per share (the “Class B Shares”), of the Issuer deemed to be beneficially owned by Mr. Malone, which are convertible at any time into Class A Common Shares at a ratio of 10 Class B Shares to one Class A Common Share at the option of the holder, were so converted. The remaining 17,354,450 Class B Shares are held by a trust with respect to which Mr. Malone is the sole trustee and in which, with his spouse, he retains a unitrust interest.

(2)

This amount includes Class A Common Shares that would be delivered if the 220,296 Class B Shares held by the two trusts described below which are convertible at any time into Class A Common Shares at a ratio of 10 Class B Shares to one Class A Common Share at the option of the holder, were so converted. 220,296 Class B Shares are held by two trusts, one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, of which the beneficiaries are Mr. Malone’s adult children (the “Children Trusts”). Mr. Malone has no pecuniary interest in the Children Trusts, but he retains the right to substitute the assets held by the Children Trusts. Mr. Malone disclaims beneficial ownership of the Class B Shares held by the Children Trusts.

(3)

The calculation of this percentage is based on 68,759,702 Class A Common Shares outstanding as of November 8, 2024, as set forth in the Current Report on Form 8-K filed by Liberty Global Ltd. with the Securities and Exchange Commission (the “SEC”) on November 8, 2024. At the option of the holder, the Class B Shares are convertible at any time into Class A Common Shares at a ratio of 10 Class B Shares to one Class A Common Share. The holders of Class A Common Shares and Class B Shares generally vote together as a single class with respect to all matters submitted to be voted on by the shareholders of the Issuer, except for the matters subject to a separate vote of the Class B Shares, in each case, as set forth in the Issuer’s articles of association. The holders of Class A Common Shares and Class B Shares are entitled to one vote per share. However, because the nominal value of one Class B Share is one-tenth the nominal value of one Class A Common Share, each Class B Share effectively has 10 times the voting power per economic equivalent of a Sunrise Class A Common Share. Accordingly, Mr. Malone may be deemed to beneficially own Shares representing approximately 23.0% of the voting power of the Issuer based on the outstanding Class A Common Shares noted above and 25,977,316 Class B Shares that were outstanding as of November 8, 2024 as set forth in the Current Report on Form 8-K filed by Liberty Global Ltd. with the SEC on November 8, 2024.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the Class A common shares, par value CHF 0.10 per share (the “Class A Common Shares”), of Sunrise Communications AG, a corporation organized under the laws of Switzerland (the “Issuer”), with its principal executive offices located at Thurgauerstrasse 101b, 8152 Glattpark (Opfikon), Switzerland.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Statement also relates to Class B shares with privileged voting rights, par value CHF 0.01 per share (“Class B Shares” and together with the Class A Common Shares, the “Shares”) of the Issuer. At the option of the holder, the Class B Shares are convertible at any time into Class A Common Shares at a ratio of 10 Class B Shares to one Class A Common Share. The holders of Class A Common Shares and Class B Shares generally vote together as a single class with respect to all matters submitted to be voted on by the shareholders of the Issuer, except for the matters subject to a separate vote of the Class B Shares, in each case, as set forth in the Issuer’s articles of association. The holders of Class A Common Shares and Class B Shares are entitled to one vote per share. However, because the nominal value of one Class B Share is one-tenth the nominal value of one Class A Common Share, each Class B Share effectively has 10 times the voting power per economic equivalent of a Sunrise Class A Common Share.

Mr. Malone is filing this Statement to report his acquisition of beneficial ownership of Class A Common Shares of the Issuer pursuant to the spin-off of the Issuer from Liberty Global Ltd. (“Liberty Global”), which was completed on November 8, 2024 (the “Distribution Date”). As a result of the spin-off, the Issuer became an independent, publicly traded company and the Class A Common Shares were registered under the Exchange Act. The Class B Shares were not registered under the Exchange Act. Pursuant to the spin-off, on the Distribution Date, the Issuer issued (i) one Class A Common Share, in the form of one Class A American depositary share (the “Class A ADSs”) for every five Liberty Global Class A common shares or Liberty Global Class C common shares and (ii) two Class B Shares, in the form of two Class B American depositary shares (the “Class B ADSs” and together with the Class A ADSs, the “ADSs”) for every Liberty Global Class B common share (together with the Liberty Global Class A common shares and Liberty Global Class C common shares, the “Liberty Global Common Shares”), in each case, held by holders of Liberty Global Common Shares on November 4, 2024, the distribution record date. As a result, immediately following the spin-off, Mr. Malone beneficially owned 4,209,358 Class A Common Shares and 17,574,746 Class B Shares of the Issuer, in each case, in the form of ADSs.

The Class A Common Shares are listed on the SIX Swiss Exchange and the Class A ADSs are listed on the Nasdaq Global Select Market. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

The reporting person is Mr. Malone. Mr. Malone serves as the Chairman of Liberty Global, and his business address is c/o Liberty Global Ltd., 1550 Wewatta Street, Suite 1000, Denver, CO 80202.

Page 3 of 7 Pages

During the last five years, Mr. Malone has not (a) been convicted in a criminal proceeding or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Malone acquired beneficial ownership of the Class A Common Shares reported on this Statement pursuant to the spin-off of the Issuer from Liberty Global, which was completed on November 8, 2024.

Item 4.	Purpose of the Transaction

Mr. Malone acquired beneficial ownership of the Shares reported on this Statement pursuant to the spin-off of the Issuer from Liberty Global, which was completed on November 8, 2024. Mr. Malone has acquired and holds the Shares for investment purposes.

Except as otherwise described in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect to (a) acquire additional Shares or (b) dispose of all or a portion of his holdings of Shares, as the case may be. In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, tax and estate planning considerations, liquidity needs and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

Page 4 of 7 Pages

Item 5.	Interest in Securities of the Issuer

(a) Mr. Malone may be deemed to own Class A Common Shares as follows:

	Actual Ownership			Deemed Beneficial Ownership
Class	Number	Class Percentage		Number		Class Percentage
Class A Common Shares	4,014,676	5.84	%(1)	5,966,832	(2)	8.46	%(1)

(1)

The calculation of this percentage is based on 68,759,702 Class A Common Shares outstanding as of November 8, 2024 as set forth in the Current Report on Form 8-K filed by Liberty Global with the Securities and Exchange Commission (the “SEC”) on November 8, 2024. Mr. Malone may be deemed to beneficially own Shares representing approximately 23.0% of the voting power of the Issuer based on the outstanding Class A Common Shares noted above and 25,977,316 Class B Shares that were outstanding as of November 8, 2024 as set forth in the Current Report on Form 8-K filed by Liberty Global with the SEC on November 8, 2024.

(2)

This amount includes (i) 4,014,676 Class A Common Shares held by Mr. Malone in a revocable trust (the “JM Revocable Trust”) with respect to which Mr. Malone is trustee and has the right to revoke the JM Revocable Trust at any time, which Mr. Malone acquired as a result of the spin-off, (ii) 194,682 Class A Common Shares held in a revocable trust (the “LM Revocable Trust”) with respect to which Mr. Malone and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”) are trustees and to which Mrs. Malone has the right to revoke the LM Revocable Trust at any time , as to which shares Mr. Malone disclaims beneficial ownership and (iii) 1,757,474 Class A Common Shares that would be delivered if the 17,574,746 Class B Shares deemed to be beneficially owned by Mr. Malone were converted to Class A Common Shares. 220,296 of such Class B Shares are held by two trusts one of which is managed by an independent trustee and the other of which is managed by an independent trustee and one of Mr. Malone’s adult children, of which the beneficiaries are Mr. Malone’s adult children (the “Children Trusts”). Mr. Malone has no pecuniary interest in the Children Trusts, but he retains the right to substitute the assets held by the Children Trusts. Mr. Malone disclaims beneficial ownership of the Class B Shares held by the Children Trusts. The remaining 17,354,450 Class B Shares are held by a trust with respect to which Mr. Malone is the sole trustee and, with his spouse, retains a unitrust interest in the trust (the “Malone Trust”).

(b) Mr. Malone has the sole power to vote and dispose of, or direct the voting and disposition of, the 4,014,676 Class A Common Shares held by him and the 17,354,450 Class B Shares held by the Malone Trust. 220,296 Class B Shares are held by the Children Trusts. Mr. Malone has no pecuniary interest in the Children Trusts, but he retains the right to substitute the assets held by the Children Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Children Trusts. Other than with respect to the Mr. Malone’s right to substitute assets held by the Children Trusts, to the knowledge of Mr. Malone, the Children Trusts have the sole power to vote and dispose of, or direct the voting or disposition of, the Class A Common Shares held by the Children Trusts. In addition, 194,682 Class A Common Shares are held by Mr. Malone’s spouse, as to which shares Mr. Malone disclaims beneficial ownership. To the knowledge of Mr. Malone, his spouse has the sole power to vote and dispose of, or direct the voting and disposition of, her Class A Common Shares.

Page 5 of 7 Pages

(c) Except for the spin-off of the Issuer from Liberty Global which has been described above in Item 1, neither Mr. Malone, the Malone Trust nor, to his knowledge, his spouse or the Children Trusts, has executed any transactions in respect of the Class A Common Shares during the last 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

Item 7.	Materials to be Filed as Exhibits

None.

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2024

/s/ John C. Malone
Name: John C. Malone

Page 7 of 7 Pages